Mail Stop 3561

November 16, 2005

Joel Kanter, President
Echo HealthcareAcquisition Corporation
8000 Towers Crescent Drive
Suite 1300
Vienna, Virginia 22182

> RE: **Echo Healthcare Acquisition Corporation**
> **Registration Statement on Form S-1**
> **File No. 333-126650**
> **Amendment Filed: November 14, 2005**

Dear Mr. Kanter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file a revised Letter Agreement reflecting the changes in the warrant purchase arrangement. In this regard, we note that Joel Kanter, and/or his designees have reduced their commitment to purchase warrants in the open to $300,000.

2. Please file an amended underwriting agreement reflecting the changes that have taken place since the filing of pre-effective amendment 6 on November 4, 2005.

3. Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

4. In connection with the loan agreement between the company and certain of your officers and directors, we note that you have agreed that, "if permissible under applicable federal and state securities laws," you will offer to exchange the debt obligations for additional warrants to purchase your common stock. Please expand your disclosure regarding the exchange of warrants for loans and the permissibility of such an exchange under applicable "federal securities laws."

5. We note your revisions to the discussion of the determination of the offering size. Add disclosure that clearly states that management, based on the analyses performed in connection with the determination of the initial offering size, continues to believe that $75 million in gross proceeds would have placed the company in the best position to pursue a combination in the healthcare industry but a 60 percent reduction in the size of the offering now presents management with a different framework for effecting the company's business plan given the diminished scope of available combination candidates. In this regard, add disclosure that states that the reduction in the offering size translates into a corresponding reduction in the size of the proposed business combination and further revise the disclosure to reflect how the reduction in the size of the offering has impacted the company's prior analysis as to the optimal offering size and the acquisition options now available to the company.. Finally, your disclosure regarding "changes in market conditions" as the reason for the reduction in the size of the transaction is too vague to adequately convey the reasons why the size of the deal has been so significantly downscaled and should be revised to more explicitly state why the company will not be able to raise the proceeds that it initially believed might be available through this offering. To the extent that the company possesses knowledge regarding the marketability of similarly structured transactions, so disclose.

6. We note your revised disclosure concerning the fact that Roth Capital Partners has been granted certain rights of first refusal with respect to investment banking services in connection with the proposed business combination transaction. Please clarify as to whether Roth will also serve as the representative of the officers and/or directors who are purchasing shares under the warrant repurchase agreement. If so, discuss how such an arrangement is consistent with Rule 10b-5 under the Securities Exchange Act of 1934. We may have further comment.

7. Provide disclosure to clarify how the purchase of warrants by certain officers and/or directors under the warrant repurchase agreement, and the potential

2

Joel Kanter
Echo Healthcare Acquisition Corp.
November 16, 2005
Page - 3 -

issuance of warrants to the officers and directors under the working capital loan arrangement will impact the percentage of issued and outstanding shares held by such officers and/or directors and the impact on the ability of such officers and/or directors to exercise control with respect to the company.

Capitalization, page 37

8. Please revise your table to include the proforma (as adjusted) effect of the $550,000 loan with your founder.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Richard H. Miller, Esq. (*by facsimile*)
    404-572-6999